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                              November 19, 2021

       Ya Li
       Chief Executive Officer and Chairman of the Board
       Lichen China Ltd.
       B2306, Block B
       Tower 3, Jinjiang Wanda Plaza Commercial Complex
       888 Century Avenue
       Meiling Street, Jinjiang City
       Fujian Province, PRC 362000

                                                        Re: Lichen China Ltd.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted October
28, 2021
                                                            CIK No. 0001876766

       Dear Mr. Li:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 28, 2021

       Cover Page

   1. We note your amended disclosure in response to our prior comment 2, and reissue the comment in part. Please
disclose that investors may never directly hold equity interests in your Chinese operating
entities. In addition, please revise to clarify that Chinese regulatory authorities
could disallow your operating structure, and disclose that this would likely result in a
material change in your operations.
 Ya Li
FirstName LastNameYa   Li
Lichen China Ltd.
Comapany 19,
November  NameLichen
              2021     China Ltd.
November
Page 2    19, 2021 Page 2
FirstName LastName
2. Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date. Prospectus Summary, page 1

3. We note your amended disclosure in response to our prior comment 5, and reissue the comment. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese or other authorities to operate, issue, and offer these securities to foreign investors. In doing so, disclose whether you have received such approvals and permissions as well as the consequences to you and your investors if you do not receive or maintain the approvals and permissions, inadvertently conclude that such approvals and permissions are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval or permission in the future.
         In addition, please state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
Summary of Risk Factors
Risks Relating to Doing Business in China, page 8

4. We note your amended disclosure in response to our prior comment 6, and reissue the comment in part. Please revise your disclosure in this section to discuss the risk that rules and regulations in China can change quickly with little advance notice. Please also revise to discuss the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Further, with respect to the disclosed risks in this section, please revise to provide a cross-reference to the more detailed discussion of each of these risks in the prospectus.
Risk Factors, page 21

5. We note from the audit opinion that you have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies
         Accountable Act and as a result an exchange may determine to delist your securities.
Risks Relating to Doing Business in China, page 28

6. We note your amended disclosure in response to our prior comment 12, and reissue the comment in part. Please add additional risk factor disclosure relating to how evolving laws and regulations and inconsistent enforcement thereof could lead to failure to obtain
 Ya Li
FirstName LastNameYa   Li
Lichen China Ltd.
Comapany 19,
November  NameLichen
              2021     China Ltd.
November
Page 3    19, 2021 Page 3
FirstName LastName
         or maintain licenses and permits to do business in China. Please also revise your risk factor disclosure to specifically highlight how intellectual property rights and protections may be insufficient for companies with material intellectual property in China. Refer to
         CF Disclosure Guidance: Topic No. 10 for additional guidance. Management's Discussion and Analysis of Financial Condition and Results of Operations
Trend Information, page 52

7. We note your amended disclosure in response to our prior comment 16, and reissue the comment in part. In this regard, we note your disclosure in the "Trend Information"
         section on page 52 appears to suggest that you disclose material trends and/or trends, uncertainties, demands, commitments or events that are reasonably likely to have a material and adverse effect on your financial results and liquidity "elsewhere in this prospectus." Please revise your disclosure in the "Trend Information" section to provide a materially complete discussion of any such trends, uncertainties, demands, commitments, or events. See Part I, Item 5.D of Form 20-F.
Industry, page 65

8. We reissue our prior comment 22, as you have not revised to provide disclosure in this section that is responsive to the comment. Please revise your disclosure in this section to provide more details about how the various CAGR projections through 2024 were determined, as you have done in your response letter.
Business
Overview, page 72

9. We note your response to our prior comment 26, and that the revenues cited in the Frost and Sullivan industry report are the measure by which you believe you are a "leading
         financial and taxation service provider in China.    We reissue the
comment. Please revise
         your disclosure to indicate that the revenues cited in the Frost and Sullivan industry report is the measurement you are using in making this determination. Please also disclose that the Frost and Sullivan industry report is your source for such information.
Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019
Notes to Consolidated Financial Statements
Note 5. Intangible Assets, page F-36

10. Your submission lists three services you provide: (i) financial and taxation solution services; (ii) education support services; and (iii) software and maintenance services in
         China. Please tell us in detail how you concluded you have a single operating segment.
         In doing so, please also discuss:
             why none of these services are operating segments;
             your management structure from the top down;
             how budgets are prepared, at what lower levels and frequency;
 Ya Li
Lichen China Ltd.
November 19, 2021
Page 4
             whether lower level financial information is reviewed by the CODM and/or Board and, if so, describe what it is and how often it is reviewed; and
             whether any managers are compensated based upon the performance of lower levels of the company and, if so, tell us who and explain how it works.

       You may contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                          Sincerely,
FirstName LastNameYa Li
                                                          Division of
Corporation Finance
Comapany NameLichen China Ltd.
                                                          Office of Trade &
Services
November 19, 2021 Page 4
cc:       William S. Rosenstadt
FirstName LastName